Exhibit 16.1

November 1, 2024

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

We were previously principal accountants for FAT Brands Twin Peaks I, LLC, a Delaware limited liability company (the “Company”), and, under the date of March 20, 2024, we audited and reported on the Company’s financial statements as of and for the year ended December 25, 2022.

We have read the disclosures under the section entitled “Change in Accountants” (the “Disclosures”) in the Information Statement filed as Exhibit 99.1 to the Company’s Registration Statement on Form 10-12B to be filed by the Company with the U.S. Securities and Exchange Commission on or about November 1, 2024, and we are in agreement with the first and fourth paragraphs of the Disclosures as it relates to our firm. We have no basis to agree or disagree with other statements contained in the Disclosures.

/s/ Macias Gini & O’Connell LLP

Irvine, California